Exhibit 1K-6J

Better Neighborhoods, Same Neighbors: An East Oakland Neighborhood Initiative
Transformative Climate Communities (TCC) Implementation Grant

Partnership Agreement

Lead Applicant:

City of Oakland

Co-Applicants:

Related Companies of California, LLC
ACTS Community Development Corporation

East Bay Regional Parks District
Planting Justice

Higher Ground

Oakland Parks and Recreation Foundation
East Bay Permanent Real Estate Collaborative

Black Cultural Zone Community Development Corporation

Table of Contents

General Terms and Conditions			2
1.1	Background		2
1.2	Roles and Responsibilites		2
	1.2.1	Lead Applicant	2
	1.2.2	Co-applicants	3
	1.2.3	Proposal Overiew	4
	1.2.4	TCC Advisory Council	4
1.3	Legal and Financial Considerations		6
1.4	Equal Opportunity (Nondiscrimination Clause)		6
1.5	Miscellaneous Provisions		7

General Terms and Conditions

1.1	Background

This Partnership Agreement ("Agreement 11 is a non-binding Agreement entered into pursuant to requirements of the Transformative Climate Communities (TCC) Program and Better Neighborhoods, Same Neighbors: An East Oakland Neighborhood Initiative ("TCC Proposal 11 and memorializes basic terms to govern the planning and implementation of the scope of work included in the TCC Proposal.

The TCC Proposal is the result of the East Oakland Neighborhood Initiative (EONI), a year-long community-driven planning effort supported by the California Strategic Growth Council ("SGC") TCC program, for residents and stakeholders to envision a more equitable, climate resilient, and economically flourishing community for six neighborhoods in East Oakland: Melrose, Stonehurst, Sobrante Park, Highland/Elmhurst, Brookfield/Columbia Gardens, and Coliseum/Rudsdale/Lockwood/Havenscourt. The EONI Plan identified transformative projects and policy recommendations across five content areas - (1) Healthy Surroundings, (2) Housing as a Human Right, (3) Safe and Accessible Transportation, (4) Community Wealth, and (5) Arts and Culture. The TCC Proposal, which is a direct output from the EONI Plan, will be submitted for consideration in Round 3 of the TCC Implementation Grant ("TCC Grant 11

Through this Agreement, the parties commit to work together to implement the projects ident ifi ed in the TCC Proposal if funded by the TCC Grant. The Lead Applicant and Co Applicants have developed the projects and transformative plans included in the TCC Proposal with the understanding of the TCC program requirements and are prepared to lead and participate for the term of the TCC Grant.

1.2	Roles and Responsibilities

1.2.1	Lead Applicant

As the Lead Applicant, the City of Oakland ("City 11 commits to all duties and responsibilities corresponding to the Lead Applicant role under the Better Neighborhoods Proposal for the term of the TCC Grant. The City is fully committed to the goals and requirements of the TCC Proposal, the requirements of the TCC Grant, and this Agreement and agrees to take all actions necessary to effectuate the requirements of the TCC Grant in accordance with State of California requirements.

As Lead Applicant, the City's responsibilities include but are not limited to:

a.	Coordinating all components of the TCC Proposal and processing the approval of the TCC Proposal through the California Strategic Growth Council as may be necessary or appropriate;

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b.	Facilitating resident and neighborhood involvement through the establishment of and participation in a TCC Advisory Council;
c.	Overseeing and coordinating the TCC Proposal projects and transformative elements;
d.	Preparing and disbursing then TCC Grant funds to Co-applicants as reimbursement for eligible predevelopment, development, administration and services upon submission of full and complete disbursement requests by Co-Applicants, subject to State review and approval;
e.	Reporting and submitting all required documents and reports to the Strategic Growth Council or other governmental agencies, including financial, management and project status activity reports;
f.	Providing City staff support during the entirety of the Grant term; and
g.	Achieving and monitoring goals and associated indicators as defined by the TCC Proposal and the TCC Grant Guidelines.

The TCC Proposal implementation will be managed in the City's Office of Resilience, which is responsible for implementing forward-thinking and strategic approaches to urban initiatives throughout the City. The City's Office of Resilience is a part of the City Administrator's Office and works across multiple City departments, including Economic and Workforce Development, Finance, Housing and Community Development, Human Services, Parks, Recreation and Youth Development, Planning and Building, Public Works, Race and Equity, Transportation, Oakland Public Libraries, Oakland Police and the Mayor's Office.

1.2.2	Co-Applicants

By executing this Agreement, the Co-Applicants agree that they serve as Co-Applicants, with the City serving as a Lead Applicant, for the submission of the TCC Proposal. Co-Applicants will lead in one or more of the TCC Proposal projects and transformative elements, based on the categorization of the projects and transformative elements for which they are confirmed lead (see Appendix A}, and will actively engage across all the transformative elements. As project or transformative element leads, the Co-Applicants commit to all duties and responsibilities corresponding to the Co- Applicant role and the execution of the respective goals and strategies associated with the TCC Proposal for the length of the TCC Grant term. Those duties and responsibilities include, but are not limited to, the following:

a.	Meeting goals and requirements of the TCC Proposal, the Application, the TCC Grant Requirements and this Agreement and working in good faith to effectuate the requirements of the TCC Grant;
b.	Participating in the TCC Advisory Council for the entirety of the Grant term;
c.	Leading and tracking performance of any project or transformative element for which it is the lead under the TCC Proposal;
d.	Obtaining all government approvals or discretionary reviews required for the implementation of the Co-Applicant's projects and coordinate any permits, approvals, funding or review by City, County, and/or related agencies required in the implementation of the Co-Applicant's projects;

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e.	Submitting all required documents and reports to the Lead Applicant in a timely fashion, including financial, management and project status activity reports; and
f.	Coordinating the services and activities included in their workplan, indicator plan and budget.

1.2.3	Proposal Overview

The TCC Proposal vision is Better Neighborhoods, Same Neighbors. An East Oakland with healthy surroundings, safe and accessible transportation and thriving arts and culture that builds community wealth and ensures housing is a human right for existing East Oakland Residents.

As detailed in Attachment A, the TCC Proposal employs multiple strategies and embeds community engagement, displacement avoidance, workforce development, data collection and indicator tracking and climate adaptation and resiliency throughout the projects.

1.2.4	TCC Stakeholder Committee

If the TCC Proposal is awarded, the City will help coordinate TCC Stakeholder Committee within the first year of the Grant Term. The TCC Stakeholder Committee will function with the Lead Applicant, Co-Applicants and community representatives having equal representation on a democratic and representative governing council ("Stakeholder Committee").

The TCC Stakeholder Committee will consist of a total of twenty-one (21) total members. The Lead Applicant and Co-applicants will have ongoing representation on the Stakeholder Committee for a total of nine (9) positions. The Stakeholder Committee will also include a total of twelve (12} positions for representatives from the community. The Black Cultural Zone, a community organization and Co-Applicant, will be responsible for annually nominating community members, who will be in turn be voted on by the Stakeholder Committee members at an annual meeting. Appointment of a nominated community member to a Stakeholder Committee position is accomplished by a simple majority vote of the Stakeholder Committee.

Community members of the Stakeholder Committee should be a resident or operate a business or organization with an address in the project area. Every effort shall be made for the community members to equally reflect the six neighborhoods in the project area: Brookfield Village/Columbia Gardens; Highland/Elmhurst; Coliseum/Rudsdale/Lockwood/Havenscourt; Sobrante Park; Stonehurst; and Melrose, and maintain a diverse representation of age, race/ethnicity, gender, sexual orientation and socio-economic status/class.

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The Stakeholder Committee is expected to elect officers (Chair, Vice Chair and Secretary) that will be responsible for convening and presiding over meetings and distributing minutes of the meetings. Officers will serve a two-year term.

The Stakeholder Committee will meet monthly at a location in East Oakland that will be set by the Stakeholder Committee. The Stakeholder Committee meetings will be open to the public and will post a meeting agenda and minutes from the previous meeting, in applicable languages, seventy-two hours prior to each meeting on the websites for the Lead Applicant and Co-applicants. The minutes for the previous meetings will be provided to Stakeholder Committee members one week prior to each monthly meeting.

The Stakeholder Committee meetings will be open to the public. Community members will be strongly encouraged to participate in the meetings by suggesting agenda items, commenting on agenda items, requesting reports, and generally participating in meetings. The information presented at the monthly meetings will include both a project status report from the Lead Applicant and each Co-Applicant and up-to-date financials that will include grant expenditures to date.

This Stakeholder Committee will provide guidance and resources to ensure the projects funded by TCC are on track and outcomes are achieved or exceeded. If projects are stalling or organizations are not performing, these issues will be raised with the Stakeholder Committee and the Stakeholder Committee is expected to evaluate the situation and provide options for resolution.

All substantive changes or material issues related to implementing the TCC proposal shall be presented to the Stakeholder Committee in a Stakeholder Committee meeting where all Stakeholder Committee members have an opportunity to speak on the topic and members of the public are invited to listen and provide comment. The Stakeholder Committee will make recommendations and suggest alternatives that may be considered by the Lead Applicant or Co-Applicant. The Lead Applicant and all impacted Co-Applicants must consider these recommendations and present them to the State if issues or modifications require State intervention or a modification to the TCC project or scope of work is needed.

Every opportunity shall be. made to ensure decisions are made at regular, or specially scheduled meetings. Notwithstanding the above, the parties recognize in some circumstances decisions and changes related to TCC Grant may require more expedient action. In the case of an emergency decision, discussion and notification can be made via email to the TCC Stakeholder Committee members and a recommendation can be made with the necessary affirmative votes via email. Such decisions will be reported on and revisited at the next regular TCC Stakeholder Committee meeting.

The Stakeholder Committee will also be responsible for resolving disputes by appointing an ad hoc subcommittee of 3-5 Stakeholder Committee members, who shall be appointed by the Chair or Vice Chair, to hear the dispute, gather the facts and then present the recommendation for resolution to the full Stakeholder Committee for a vote. Any interested parties will recuse themselves from the resolution of the dispute.

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If all seats are filled, a new seat can be created by two-thirds vote of the existing Stakeholder Committee. It is a volunteer membership but will require committed participation. Any member of the Stakeholder Committee I can be removed with a vote of 2/3 of all Stakeholder Committee members agreeing to the removal. A Stakeholder Committee member who misses more than 3 meetings without reasonable cause, as determined by a majority vote of the Stakeholder Committee, shall automatically be asked to resign and can be removed by a vote of the majority of the Stakeholder Committee members.

1.3	Legal and financial considerations

The City will maintain legal, fiscal, and fiduciary responsibilities, including managing grant funds in accordance with SGC regulations, policies and guidelines. The City is responsible for the development and submission of all reports to the California Strategic Growth Council {SGC) and additional funding agencies, bookkeeping, accounting, and grant compliance services. Co Applicants shall invoice the City, and the City will review and forward approved invoices to SGC. Upon SGC approval, SGC will pay the City and the City will reimburse Co-Applicants.

In the event of default by a Co-Applicant or cost savings by the Lead Applicant or a Co Applicant, funds dedicated to that Co-Applicant shall first be used to pay City's administrative fees and costs (up to 10% of grant total}, then placed into contingency for possible reallocation to a qualifying project at the City's discretion, with the consent of SGC.

The City and each Co-Applicant shall have equal standing and collective accountability for implementing grant program requirements. The City does not assume liability for any third party claims for damages arising out of this Agreement.

1.4	Equal Opportunity (Nondi sc riminat ion Clause)

The Lead Applicant and Co-Applicants are committed to equal employment opportunity and to ensuring that all employees have a work environment that is free of conduct that could be considered discriminatory or harassing based on an employee's protected status (i.e., race, color, religion/religious creed, sex/gender, pregnancy, marital status, age, national origin/ancestry, physical and/or mental disability, medical condition, sexual orientation, gender identity, military or veteran status, or status in any other group protected by federal, state or local law.) The Lead Applicant and Co-Applicants will not allow anyone, including any supervisor, co-worker, vendor, client or customer, to unlawfully harass or discriminate against employees or applicants for employment. The Lead Applicant will take prompt and effective remedial action upon discovery of such conduct.

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1.5	Miscellaneous Provisions

This Agreement is nonbinding, and may be revised during Post-Award Consultation or upon written agreement of the parties to comply with all administrative, statutory, and TCC Program requirements. This Agreement creates no right, benefit, or trust responsibility, substantive or procedural, enforceable at law or equity. The parties shall manage their respective resources and activities in a separate, coordinated, and mutually beneficial manner to meet the purpose(s) of this Agreement.

IN WITNESS, WHEREOF, the parties hereto have executed this Agreement in Oakland, California on       February 21            . 2020.

City of Oakland,

a municipal corporation

By: City Administrator The Related Companies of California, LLC y: — Name: Colby Northridge Title: Iatliicifiziag Siglaatir3L Address: 182111'1m Karen Ame, Buie son, MX, G193612 ACTS Community Development Corporatton 60.0r 9e. (.426007 By: Name: Corey Vason Title: Chief Operating Officer Address: 1034 00th Avenue. Oakland, Ca, 94021

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Planting Justice J ale1:4 Atfadr.4.5 BY- Narne! Gavin Balers Title: Co-Founder AdireSS;319 1051h Avenue , Oakland CA 44603 Higher round By: -Agk Name: amber igaokne.11 Title: executive director Address: 1181 PA. FhnakLn a 4141118 Oakland Parks and Recreation Foundation BY: Name: Ken Lima Title: Executive Director Address: Limcd4cI Liallu. Lulu. 5:11 ma soar, u14,4 East Bay Permanent Real Estate Collaborative By: rip, L. Narne: Noni D. Session Title: Executive Director Address; J428 Frankkt St. Oakland. CA 94612 Social Good Fund Fiscal Sponsor for Black Cultural Zone Community Development Corporation By: Name; Susan Staley Titre: DiPector of Proiect Services Address: PO Box 5473. Richmond. CA 94805 Black Cultural Zone Community Development Corporation 61114217n roAnson By: Name: Carolyn Johnson Title: Director Addsuss;6 -Nri= Mead 11111! OmiarelCalsrm MEP

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East Bay Regional Parks District

By:
Name:
Title:
Address:

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ATTACHMENT A

STRATEGIES & TRANSFORMATIVE ELEMENTS	PROJECT TYPES & SUBTASKS	CONnRMED LEAD
B:1 Equitable Housing and Neighborhood Development	Affordable Housing ' & Community Clinic	Related CA/ ACTS Community Development Corporation
B-3.1: Active Transportation	Installation of Bike Shed at MLK Library	City of Oakland
	Afterschool Enrichment Programming at New Highland, Madison Park Academy and Brookfield Elementary Schools with Scraper Bike Team	Higher Ground
	MLK Library Bike Shed Staffing with Scraper Bike Team	Higher Ground
B-7: Urban Greening and Green Infrastructure	Community Greening	Oakland Parks and Recreation Foundation
B-8: Health and Well Being	Tree Nursery and Aquaponics Farm	Planting Justice
	San Leandro Creek Urban Greenway Maintenance from Hegenberger to 98th Avenue	East Bay Regional Parks District
	San Leandro Creek Urban Greenway Long Term Maintenance Plan	City of Oakland
C-1: Community Engagement	Community Engagement Plan	East Oakland Black Cultural Zone CDC
C-2: Displacement Avoidance	Displacement Avoidance Plan	East Bay Permanent Real Estate Collaborative
C-3: Workforce Development and Economic Opportunities	Workforce Development and Economic Opportunities Plan	City of Oakland
C-4: Climate Adaptation and Resiliency	Equitable Climate Action Plan	City of Oakland
Data Collection and Indicator Tracking	California Air Resources Board Indicators and TCC Program Indicators (to be finalized prior to grant execution)	City of Oakland

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